FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing as Essential Information that Banco de Chile placed certain bonds in the local market.

Santiago, December 7, 2022.

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulation of Banks of the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, as amended by NCG No. 486 of the CMF, duly authorized for this purpose, I inform you the following as Essential Information regarding this institution:

Today, December 7, 2022, Banco de Chile carried out the placement of senior, dematerialized and bearer bonds in the local market.

The specific conditions of those placements were as follows:

-	Serie CL Bonds, registered in the Securities Registry of the CMF under number 11/2015, for a total amount of 2,000,000 UF (“Unidades de Fomento”), maturing on October 1, 2033, and with an average placement rate of 2.55%.
-	Serie CM Bonds, registered in the Securities Registry of the CMF under number 11/2015, for a total amount of 1,250,000 UF (“Unidades de Fomento”), maturing on December 1, 2033, and with an average placement rate of 2.55%.
-	Serie GJ Bonds, registered in the Securities Registry of the CMF under number 11/2022, for a total amount of 4,000,000 UF (“Unidades de Fomento”), maturing on November 1, 2035, and with an average placement rate of 2.60%.

Sincerely,

Sergio Karlezi Aboitiz

Treasury Division Manager

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022

Banco de Chile

/s/ Sergio Karlezi Aboitiz
By:	Sergio Karlezi Aboitiz
Treasury Division Manager